

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2014

Via E-mail
Richard D. Fairbank
Chair, Chief Executive Officer and President
Capital One Financial Corporation
1680 Capital One Drive
McClean, VA 22102

> **Re: Capital One Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 27, 2014**
> **File No. 001-13300**

Dear Mr. Fairbank:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

Market Risk Profile, page 111

1.   Please address the following regarding your stress-based risk simulation of foreign exchange rates:
   • Please revise to more clearly describe the "stress-based simulation" of foreign exchange rates that is the basis for your analysis.
   • Clearly explain the extent to which your analysis considers correlations between the respective changes in various currencies to which you are exposed, and disclose any limitations in the ability of the risk measure presented to convey correlation risk.

- As part of your expanded disclosure, tell us and consider identifying the primary currencies to which you are exposed as well as the typical types of derivatives used to manage this exposure.
- It appears that you computed your earnings exposure to changes in foreign exchange rates net of your derivative activity that is used to manage your overall exposure. Tell us impact of your use of derivatives on this measure, and consider revising your future filings to disclose this stress-based simulation analysis with and without the effect of the derivatives used to manage your overall exposure to foreign exchange rates.
- We note that in your 2012 Form 10-K you addressed the risk at both December 31, 2012 and 2011, your 2013 Form 10-K only addresses the risk as of December 31, 2013. Please revise your future filings to provide a comparative analysis pursuant to Item 305(a)(3).
- Your disclosure on page 51 of Form 10-Q for the period ended September 30, 2014 continues on to say that "As of September 30, 2014, (y)our pre-tax earnings, AOCI and capital ratios exposures to volatility of foreign exchange rates was minimal." Please tell us and revise your future filings to clarify whether your conclusion that your exposure is minimal is gross or net of your derivative management activities.

Notes to Consolidated Financial Statements, page 137

Note 1 – Summary of Significant Accounting Policies, page 137

Investment Securities, page 139

2. Your disclosure appears to indicate that you accrete the nonaccretable difference into interest income over the life of the security. Please revise your disclosure to more clearly describe your methodology, or tell us how you determined the policy as described complies with ASC 310-30-35-2.

Note 4 – Loans, page 165

Table 4.12: Acquired Loans Accounted for Based on Expected Cash Flows, page 186

3. You disclose in table 4.12 that your acquired loans have a contractual balance of $30.6 billion, which exceeds the carrying value of $28.6 billion by approximately $2.0 billion at December 31, 2013. However, table 4.13 indicates that you have an accretable yield of approximately $6.4 billion at December 31, 2013. Please respond to the following:
- With a view toward explaining the difference between the $2.0 billion noted above and the accretable yield of $6.4 billion in Table 4.13, please provide us with a rollforward of your contractual balance and carrying value for 2011, 2012, and 2013.
- Tell us how your contractual balance is calculated. In your response, explain whether this measurement conforms to the definition of outstanding balance as defined at ASC 310-30-50-3.

- Revise future filings to present the outstanding balance of your acquired loans pursuant to ASC 310-30-50-2 or confirm that your disclosure of the carrying value accurately represents the outstanding balance as defined here.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jim Dunn, Staff Accountant, at (202) 551-3724 or Kevin W. Vaughn at (202) 551-3494 if you have questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief